                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                            SEVEN SEAS PETROLEUM INC.


                                 --------------
                                (Name of Issuer)

                        Ordinary Shares, par value $.001


                              ---------------------
                         (Title of Class of Securities)

                                    G80550109
                                 ---------------
                                 (CUSIP Number)

                              Shannon Self, Esquire
                           Commercial Law Group, P.C.
                               2725 Oklahoma Tower
                                 210 Park Avenue
                          Oklahoma City, Oklahoma 73102
                                 (405) 232-3001

                            ------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 August 15, 2001

                            ------------------------
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

NOTE: Six (6) copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 8 Pages

CUSIP NO. G80550109


   (1)     Name of Reporting Person                                       Chesapeake Energy
                                                                                Corporation
           S.S. or I.R.S. Identification No. of Above Person                     73-1395733

   (2)     Check the Appropriate Box if a Member of a Group                       (a)   [ ]
           (See Instructions)                                                     (b)   [x]

   (3)     SEC Use Only

   (4)     Source of Funds (See Instructions)                                            WC

   (5)     Check if Disclosure of Legal Proceedings  is Required                       [  ]
           Pursuant to Items 2(d) or 2(e)

   (6)     Citizenship or Place of Organization                                    Oklahoma

Number of Shares              (7)   Sole Voting Power                            12,619,500
Beneficially Owned            (8)   Shared Voting Power                                   -
By Each Reporting             (9)   Sole Disposition                             12,619,500
Person With:                  (10)  Shared Dispositive Power                              -

  (11)     Aggregate Amount Beneficially Owned by Each                           12,619,500
           Reporting Person

  (12)     Check if the Aggregate Amount in Row (11) Excludes                          [  ]
           Certain Shares (See Instructions)

  (13)     Percent of Class Represented by Amount in Row (11)                         25.0%

  (14)     Type of Reporting Person (See Instructions)                                   CO




                               Page 2 of 8 Pages

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CUSIP NO. G80550109


Item 1.  Security and Issuer.

         The ordinary shares, par value $.001 (the "Ordinary Shares"), of Seven Seas Petroleum Inc., a Cayman Islands exempted company limited by shares ("Seven Seas"). Seven Seas' principal executive offices are located at Suite 1700, 5555 San Felipe, Houston, Texas 77056.

Item 2.  Identity and Background.

         Chesapeake Energy Corporation, an Oklahoma corporation ("Chesapeake Energy"), is located at 6100 North Western Avenue, Oklahoma City, Oklahoma 73118, and is primarily engaged in the ownership, development and operation of oil and gas assets in North America. The executive officers and directors of Chesapeake Energy are set forth below.

                  Aubrey K. McClendon
                  Chairman of the Board and Chief Executive Officer 6100 North Western
                  Oklahoma City, Oklahoma 73118

                  Tom L. Ward
                  Director, Chief Operating Officer and President
                  6200 North Western
                  Oklahoma City, Oklahoma 73118

                  Marcus C. Rowland
                  Chief Financial Officer and Executive Vice President 6100 North Western
                  Oklahoma City, Oklahoma 73118

                  Martha A. Burger
                  Treasurer and Senior Vice President
                  6100 North Western
                  Oklahoma City, Oklahoma 73118

                  Michael A. Johnson
                  Senior Vice President
                  6100 North Western
                  Oklahoma City, Oklahoma 73118

                  Edgar F. Heizer, Jr.
                  Director
                  c/o  Chesapeake Energy Corporation
                  6100 North Western
                  Oklahoma City, Oklahoma 73118



                                Page 3 of 8 Pages

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CUSIP NO. G80550109


                  Breene M. Kerr
                  Director
                  c/o  Chesapeake Energy Corporation
                  6100 North Western
                  Oklahoma City, Oklahoma 73118

                  Shannon Self
                  Director
                  c/o  Chesapeake Energy Corporation
                  6100 North Western
                  Oklahoma City, Oklahoma 73118

                  Frederick B. Whittemore
                  Director
                  c/o  Chesapeake Energy Corporation
                  6100 North Western
                  Oklahoma City, Oklahoma 73118

         Chesapeake Energy and each of the listed individuals have not, during the last five years, been convicted in a criminal proceeding and have not been or become subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Each individual is a United States citizen.

Item 3.  Source and Amount of Funds or Other Consideration

         Pursuant to that certain Note Purchase and Loan Agreement dated effective July 9, 2001 (the "Loan Agreement"), Chesapeake Energy agreed to purchase a $22.5 million 12% secured note due 2004 issued by Seven Seas (the "Chesapeake Loan"), accompanied by a warrant to purchase Ordinary Shares of Seven Seas. The funding of the Chesapeake Loan was conditioned on the extension of a second $22.5 million secured bridge loan by certain shareholders of Seven Seas on similar terms (the "Shareholder Loans") pending the completion of a rights offering by Seven Seas (the "Rights Offering"). The Rights Offering will grant to Seven Seas' shareholders the right to participate on a prorata basis in the purchase of $22.5 million of Seven Seas' Series A Senior Secured Notes (the "Series A Notes") and warrants to purchase 12,619,500 Ordinary Shares on terms substantially similar to those under the Chesapeake Loan and the accompanying warrant. The proceeds from the Rights Offering will be used to pay the Shareholder Loans. If there is insufficient participation by Seven Seas' shareholders in the Rights Offering to sell all of the Series A Notes, the participants in the Shareholder Loans have agreed to acquire any shortfall through an exchange of the Shareholder Loans.

         The Chesapeake Loan was funded on July 24, 2001, and is evidenced by that certain Promissory Note executed by Seven Seas and dated July 23, 2001, in the amount of $22.5 million. As partial consideration for the



                                Page 4 of 8 Pages

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CUSIP NO. G80550109


         Chesapeake Loan, Seven Seas granted to Chesapeake Energy the right to purchase 12,619,500 Ordinary Shares as evidenced by that certain Amended and Restated Warrant No. 1 dated July 23, 2001 (the "Warrant"). The Warrant amends and restates in its entirety the original warrant issued as part of the Chesapeake Loan in order to correct the number of securities covered by the Warrant due to a calculation error in the original warrant of approximately 7,000 shares. The Chesapeake Loan was funded by Chesapeake Energy from working capital and general corporate funds, one of the sources of which is the revolving bank facility maintained by Chesapeake Energy and its subsidiary entities.

Item 4.  Purpose of Transaction

         The Chesapeake Loan and the Warrant were acquired by Chesapeake Energy as investments. Chesapeake Energy may in the future: (a) purchase additional Ordinary Shares, debt securities or other equity securities of Seven Seas; (b) sell all or part of the Warrant or the Ordinary Shares acquired through the exercise of the Warrant; (c) communicate with management of Seven Seas regarding Seven Seas' business plans and operations; or (d) enter into additional transactions in connection with Seven Seas or Seven Seas' assets.

         In connection with the Chesapeake Loan, Chesapeake Energy was granted:
         (x) the right to request the appointment of up to two directors to Seven Seas' board of directors; (y) the preemptive right to acquire equity securities to be issued by Seven Seas in the future; and (z) the right to require Mr. Robert A. Hefner III ("Hefner") and Ramiiilaj, A Limited Partnership, a Texas limited partnership, affiliated with Hefner ("Ramiiilaj" and together with Hefner, the "Hefner Parties"), to purchase a portion of the Chesapeake Loan and the Warrant if the amount of Series A Notes purchased by the Hefner Parties as part of the Rights Offering is less than $10.0 million. Hefner is the Chairman of the Board of Seven Seas. As part of the transaction Seven Seas pledged all of the outstanding capital stock of all of Seven Seas' subsidiaries to secure the Chesapeake Loan, the Shareholder Loans and the Series A Notes.

         In addition, the Loan Agreement and the documents evidencing the pledge of the capital stock of Seven Seas' subsidiaries impose a number of affirmative and negative covenants on Seven Seas and Seven Seas' subsidiaries which are normally included in lending transactions similar to the Chesapeake Loan. To date Chesapeake Energy has not exercised any of the foregoing rights. Except as set forth above, Chesapeake Energy has no present plans or intentions relating to the transactions described in subparagraphs (a) through (d) of Item 4 of
         Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

         (a) Under the terms of the Warrant Chesapeake Energy has the right to acquire up to 12,619,500 Ordinary Shares at any time after October 15, 2001, and before June 30, 2008. Based on the 37,858,501 Ordinary Shares reflected as issued and outstanding in Seven Seas' Form 10Q\A filed on May 16, 2001, the Ordinary Shares which can be acquired by



                                Page 5 of 8 Pages

CUSIP NO. G80550109


         Chesapeake Energy under the Warrant would represent 25.0% of the outstanding Ordinary Shares after giving effect to the exercise of the Warrant.

         (b) Chesapeake Energy has the sole power to dispose of the Warrant and will have the sole right to vote or dispose of the Ordinary Shares to be received on the exercise of the Warrant.

         (c) Chesapeake Energy acquired the Warrant effective July 23, 2001, in connection with the Chesapeake Loan. The Warrant permits Chesapeake Energy to acquire 12,619,500 Ordinary Shares for $22.5 million, which results in an exercise price for each Ordinary Share of approximately $1.78295. As part of the Chesapeake Loan, Chesapeake Energy and the Hefner Parties entered into the Loan Purchase Agreement dated effective July 23, 2001 (the "LPA"). Under the LPA, if the Hefner Parties purchase less than $10.0 million of Series A Notes in the Rights Offering Chesapeake Energy can require the Hefner Parties to purchase that portion of the Chesapeake Loan and the Warrant which would result in the Hefner Parties holding Series A Notes and a portion of the Chesapeake Loan in the aggregate principal amount of $10.0 million.

         (d)      Inapplicable

         (e)      Inapplicable

Item 6. Contracts, Agreements, Underwritings or Relationships With Respect to Securities of the Is suer.

         Under that certain Shareholder's Rights Agreement between Seven Seas and Chesapeake Energy dated July 23, 2001 (the "Shareholder's Agreement"), Chesapeake Energy has the preemptive right to participate in future equity issuances by Seven Seas, has the right to request the appointment of two directors to Seven Seas' board of directors and the right to attend and observe all board meetings of Seven Seas and Seven Seas' subsidiaries. Under the LPA, the Hefner Parties agree to: (a) vote any Ordinary Shares held by the Hefner Parties for the persons which Chesapeake Energy requests be appointed to Seven Seas' board of directors under the Shareholder's Agreement; and (b) purchase a portion of the Chesapeake Loan as described in Item 5(c) above. Under a Registration Rights Agreement between Seven Seas and Chesapeake Energy dated July 23, 2001, the holders of at least 25.0% of the Ordinary Shares underlying the Warrant can request the registration of such Ordinary Shares.

Item 7.  Materials to be filed as Exhibits.

1. Warrant No. 1 dated July 23, 2001, between Seven Seas Petroleum Inc. and Chesapeake Energy Corporation is filed as Exhibit No. 4(B) to the Form 10Q filed by Seven Seas Petroleum Inc. on August 14, 2001, and is incorporated herein by reference.


                                Page 6 of 8 Pages

CUSIP NO. G80550109


2. Amended and Restated Warrant No. 1 dated July 23, 2001, between Seven Seas Petroleum Inc. and Chesapeake Energy Corporation is attached hereto as Exhibit 99.1.

3. Shareholder's Rights Agreement dated July 23, 2001, between Seven Seas Petroleum Inc. and Chesapeake Energy Corporation is filed as Exhibit No. 4(C) to the Form 10Q filed by Seven Seas Petroleum Inc. on August 14, 2001, and is incorporated herein by reference.

4. Loan Purchase Agreement dated effective July 23, 2001, among Chesapeake Energy Corporation, Robert A. Hefner III and Ramiiilaj, A Limited Partnership, is attached hereto as Exhibit 99.2.

5. Registration Rights Agreement dated July 23, 2001, between Seven Seas Petroleum Inc. and Chesapeake Energy Corporation is filed as Exhibit No. 4(D) to the Form 10Q filed by Seven Seas Petroleum Inc. on August 14, 2001, and is incorporated herein by reference.

6. Note Purchase and Loan Agreement dated effective July 9, 2001, among Chesapeake Energy Corporation, Seven Seas Petroleum Inc., and the subsidiaries of Seven Seas Petroleum Inc., is filed as Exhibit No. 10(A) to the Form 10Q filed by Seven Seas Petroleum Inc. on August 14, 2001, and is incorporated herein by reference.

7. First Amendment to Note Purchase and Loan Agreement dated effective July 9, 2001, among Chesapeake Energy Corporation, Seven Seas Petroleum Inc., and the subsidiaries of Seven Seas Petroleum Inc., is filed as Exhibit No. 10(B) to the Form 10Q filed by Seven Seas Petroleum Inc.
         on August 14, 2001, and is incorporated herein by reference.

8. Security Agreement dated effective July 23, 2001 between Seven Seas Petroleum Inc. and Chesapeake Energy Corporation is filed as Exhibit No. 10(C) to the Form 10Q filed by Seven Seas Petroleum Inc. on August 14, 2001, and is incorporated herein by reference.

9. Deeds of Mortgage Over Shares dated July 23, 2001 between Seven Seas Petroleum Inc. and Chesapeake Energy Corporation is filed as Exhibit No. 10(D) to the Form 10Q filed by Seven Seas Petroleum Inc. on August 14, 2001, and is incorporated herein by reference.



                                Page 7 of 8 Pages

CUSIP NO. G80550109


                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED:            August 27, 2000




                                  Chesapeake Energy Corporation, an Oklahoma corporation



                                  By    /s/ Aubrey K. McClendon
                                    -------------------------------------------
                                    Aubrey K. McClendon, Chairman of the Board
                                    and Chief Executive Officer










                                Page 8 of 8 Pages

                                  EXHIBIT INDEX



EXHIBIT
NUMBER         DESCRIPTION
------         -----------
99.1           Amended and Restated Warrant No. 1

99.2           Loan Purchase Agreement